EXPENSE REIMBURSEMENT AGREEMENT
                         -------------------------------

AGREEMENT made this 1st day of June, 2000, by and between STEINROE VARIABLE INVESTMENT TRUST, a Massachusetts business trust (the "Trust"), on its own behalf and on behalf of Stein Roe Balanced Fund, Variable Series, Stein Roe Growth Stock Fund, Variable Series, Stein Roe Small Company Growth Fund, Variable Series, Stein Roe Mortgage Securities Fund, Variable Series, (each a "Fund," and collectively, the "Funds"), and LIBERTY FUNDS DISTRIBUTOR, INC., a corporation organized under the laws of The Commonwealth of Massachusetts (the "Distributor").

WHEREAS, the Trust and the Distributor have entered into a 12b-1 Implementing Agreement and Underwriting Agreement of even date herewith (the "Distribution Agreement");

In consideration of the mutual covenants hereinafter contained it is hereby agreed by and between the parties hereto as follows:

1. For the period from June 1, 2000 through April 30, 2001, the Distributor agrees to reimburse the Funds for the following portions of the Class B share 12b-1 service fee expenses, incurred by each Fund when the total operating expenses of each fund is in excess of the following percentages of average daily net asset value per annum:

                                                          Reimburse      Total operating
                                                       service fee in     expense limit:
Fund:                                                    excess of:

Stein Roe Balanced Fund, Variable Series                    0.15%             0.90%
Stein Roe Growth Stock Fund, Variable Series                0.15%             0.95%
Stein Roe Mortgage Securities Fund, Variable Series         0.20%             0.90%

2. This Agreement, and the Distributor's obligation to so waive expenses hereunder, shall terminate on the earlier of (a) April 30, 2001 or (b) termination of the Distribution Agreement.

3. Except as provided in paragraph 2 above, this Agreement may be terminated only by the vote of (a) the Board of Trustees of the Funds, including the vote of the members of the Board who are not "interested persons" within the meaning of the Investment Company Act of 1940, and (b) a majority of the outstanding voting securities of each Fund.

4. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule, or otherwise, the remainder shall not be thereby affected.

5. The Trust's Declaration of Trust is on file with the Secretary of the Commonwealth of Massachusetts. This Agreement is executed on behalf of the Funds by the Funds' officers as officers and not individually and the obligations imposed upon the Funds by this Agreement are not binding upon any of the Funds' Trustees, officers or shareholders individually but are binding only upon the assets and property of each Fund.

IN WITNESS WHEREOF, the Funds and the Distributor have caused this Agreement to be executed on the day and year above written.

                                   STEINROE VARIABLE INVESTMENT TRUST
                                   on its own behalf and on behalf of
                                   Stein Roe Balanced Fund, Variable Series,
                                   Stein Roe Growth Stock Fund, Variable Series, Stein Roe Mortgage Securities Fund, Variable Series



                                           By:/s/Stephen E. Gibson
                                                 President


                                           LIBERTY FUNDS DISTRIBUTOR, INC.



                                           By: /s/James Tambone
                                              Co-President